FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

Of The Securities Exchange Act of 1934

For the month of February, 2014

ALBERTA STAR DEVELOPMENT CORP.

 (SEC File No. 0-31172)

506 – 675 West Hastings Street

Vancouver, B.C. V6B 1N2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under Cover Form 20-F or Form 40-F.

Form 20-F     x

Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes

No    x

FORM 51-102F3

Material Change Report

Section 7.1 of National Instrument 51-102

Continuous Disclosure Obligations

Item 1.

Name and Address of Company

Alberta Star Development Corp.

2300-1066 West Hastings Street

Vancouver, B.C. V6E 3X2

Item 2.

Date of Material Change

February 14, 2014

Item 3.

News Release

Issued and distributed through the facilities of Marketwire on February 14, 2014

Item 4.

Summary of Material Change

See attached copy of the February 14, 2014 News Release

Item 5.

Full Description of Material Change

See attached copy of the February 14, 2014 News Release

Item 6.

Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

N/A

Item 7.

Omitted Information

N/A

Item 8.

Executive Officer

Stuart Rogers

Telephone: (604) 689-1749

Item 9.

Date of Report

February 14, 2014

TSX-V: TXR Frankfurt: TX0	TSX-V: ASX OTC BB: ASXSF Frankfurt: QLD

February 14, 2014

News Release

TerraX options Central Canada gold project to Alberta Star Development Corp.; Alberta Star to subscribe for private placement for $585,000

TerraX Minerals Inc. (TSX-V: TXR; Frankfurt: TXO) and Alberta Star Development Corp. (TSX-V: ASX; OTC BB: ASXSF; Frankfurt: QLD) are pleased to announce that they have entered into an indicative term sheet pursuant to which Alberta Star can earn up to a 60% in TerraX’s wholly-owned Central Canada gold project (the “Central Canada Property”) in Ontario (the “Option”) and will subscribe for 1,300,000 units of TerraX “Units”) at $0.45 per Unit for gross proceeds of $585,000 (the “Private Placement”). Each Unit will consist of one common share and one-half of one share purchase warrant, with each full warrant entitling the holder to purchase an additional common share at an exercise price of $0.57 per common share for a period of two years from the date of closing. No finder’s fees are payable in connection with the Private Placement.

In order to exercise the Option, Alberta Star must make cash payments to TerraX totaling $85,000 over a three year period, with $10,000 due upon execution of a definitive option agreement (the “Option Agreement”), $25,000 due on the second anniversary of the execution of the Option Agreement (an “Anniversary Date”) and a further $50,000 due on the third Anniversary Date. Alberta Star must also incur an aggregate of $500,000 in exploration expenditures over a three year period, with $100,000 due on the first Anniversary Date, $150,000 due on the second Anniversary Date and a further $250,000 due on the third Anniversary Date. Albert Star will also be responsible for payment of the annual pre-production royalty of $10,000 to the original vendors of the Central Canada Property due annually in December beginning with the next payment due on December 11, 2014.

The Option and the Private Placement are subject to execution of the Option Agreement, execution of a definitive subscription agreement in respect of the Private Placement and acceptance of the TSX Venture Exchange. The net proceeds of the Private Placement will be used by TerraX to finance additional drilling planned for Terrax’s wholly-owned Northbelt property, which encompasses 3,562 hectares on the prolific Yellowknife belt, 15 km north of the city of Yellowknife, and covers 13 km of strike on the northern extension of the geology that contained the Giant (7.6 Moz) and Con (5.5 Moz) gold mines. The Northbelt property is host to multiple shears that are the recognized hosts for gold deposits in the Yellowknife camp and it contains innumerable gold showings.

Mr. Stuart Rogers, a director and the Chief Financial Officer of TerraX, is also a director and the President and Chief Executive Officer of Alberta Star. Mr. Rogers beneficially owns or controls 855,000 common shares and 447,500 securities convertible into common shares of TerraX, representing 2.06% of the outstanding common shares of TerraX on a non-diluted basis and 3.11% of the outstanding common shares of TerraX on a diluted basis. Mr. Rogers beneficially owns or controls 339,000 common shares and 300,000 securities convertible into common shares of Alberta Star, representing 1.56% of the outstanding common shares of Alberta Star on a non-diluted basis and 2.89% of the outstanding common shares of Alberta Star on a diluted basis.  TerraX does not own any securities of Alberta Star and Alberta Star does not presently own any securities of TerraX.  Assuming completion of the Private Placement, Alberta Star will own 3.04% of the outstanding common shares of TerraX on a non-diluted basis and 4.49% of the outstanding common shares of TerraX on a diluted basis.   Mr. Rogers has declared his interest in, and will abstain from voting in respect of, the Option and the Private Placement on behalf of TerraX and Alberta Star. The directors of each of TerraX and Alberta Star have considered the merits of the Option and the Private Placement in the absence of Mr. Rogers. The Option and Private Placement are exempt from the formal valuation and minority approval requirements of Multilateral Instrument 61-101 pursuant to sections 5.5(b) and 5.7(1).

Information Regarding the Central Canada Property

The Central Canada Property consists of seven claims totaling 24 claim units (~3.8 km2) located 20 km east of the town of Atikokan, 160 km west of Thunder Bay and 19 km from the Hammond Reef gold deposit owned by Osisko Mining Corporation.

The Central Canada Property straddles the southern contact of the Marmion Batholith, host to the Hammond Reef deposit and TerraX’s Blackfly property. The bulk of the property is underlain by mafic rocks outside the batholith; these have been intruded by abundant felsic dikes presumably related to the Marmion Batholith.  Gold mineralization is associated with quartz-iron carbonate veins with minor pyrite and local tourmaline and/or arsenopyrite.  These veins are most common in or close to felsic dikes.  Dikes and veins trend easterly, parallel to the contact of the Marmion Batholith and to the strike of the regional scale Quetico Fault, which also occurs on the property.  TerraX conducted due diligence on the property in October 2009, collecting 18 grab samples of veins and alteration.  Assay values range from 9 ppb to 22.9 g/t gold, and seven samples had >250 ppb Au.  This includes results of 2.8, 4.48 and 22.9 g/t gold.

Induced Polarization (“IP”) and magnetic surveys were conducted on the Central Canada Property by TerraX in February/March 2010 and two chargeability anomalies were detected, one of which was roughly coincident with the 22.9 g/t Au sample with the other occurring in an area not previously investigated by TerraX.

A comprehensive prospecting program was carried out on the Central Canada Property in June 2010.  Extensive zones of shearing and carbonate-chlorite-sericite alteration with quartz veining were noted across the property.    This prospecting program collected 21 new grab samples.  Results ranged from below detection to a high of 39.6 g/t Au on a sample collected near the circa 1900 shaft that occurs on the property.   Importantly, two samples of approximately 1 g/t Au (907 and 1070 ppb) were taken from a new showing 500 m northeast of the shaft.  This showing consists of a northeast trending sericite carbonate shear with disseminated to semi-massive pyrite and arsenopyrite.  This was followed up with Channel sampling in September 2010.  One hundred and twenty-three channel samples were collected over a strike length of approximately 120 m, perpendicular to a series of easterly trending quartz-carbonate-pyrite veins and felsic dikes.  Twenty-four samples contained anomalous gold (20 ppb or higher), with a high value of 7.5 g/t Au.

Based on these results and historical information, TerraX commenced drilling at the Central Canada Property in March 2012.  Three holes (363 m) were drilled approximately 55 meters apart to test a 110 m strike length of the main mineralized structure, which trends east-northeast.  Drill holes were aligned to cut normal to the mineralized structures identified in the channel sampling. Drill intersections from southwest to northeast include 23.30 m @ 0.83 g/t Au (including 0.63 m @ 7.36 g/t Au) in hole CC12-03, 10.61 m @ 1.32 g/t Au (including 1.82 m @ 4.77 g/t Au) in hole CC12-01, and 8.92 m @ 0.74 g/t Au in hole CC12-02.  Alberta Star’s exploration activities this year will be designed to follow-up on the initial 363 m drill program conducted by TerraX and determine the overall size of the mineralized structure, which remains open along strike and down-dip.  A map showing the location of the drilling conducted at Central Canada is available on TerraX’s web site at www.terraxminerals.com.

On behalf of the Board of Directors of TerraX "JOSEPH CAMPBELL" Joseph Campbell President	On behalf of the Board of Directors of Alberta Star “GUIDO CLOETENS” Guido Cloetens Chairman

Contact: Paradox Public Relations
info@paradox-pr.ca

Phone: 514-341-0408        Toll Free: 1-866-460-0408

or

Contact: Vanguard Shareholder Solutions

ir@vanguardsolutions.ca

Phone: 604-608-0824       Toll Free: 1-866-801-0779

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward-looking information, which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectation. Important factors - including the availability of funds, the results of financing efforts, the completion of due diligence and the results of exploration activities - that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALBERTA STAR DEVELOPMENT CORP.

Date:  February 14, 2014

By:      /s/ Stuart Rogers

Stuart Rogers

Director